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EXHIBIT 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

Cascades Inc. Announces Plans for an Offering of US$100 million Senior Notes

        Kingsey Falls, Québec, November 22, 2004—Cascades Inc. ("Cascades") (CAS-TSX) today announced that it is planning to sell US$100 million of its 7 1/4% Senior Notes due 2013 in a private placement to institutional investors. The notes are unsecured obligations of Cascades and are guaranteed by certain of Cascades' Canadian and U.S. subsidiaries. The proceeds of this sale will be used to reduce indebtedness under Cascades' revolving credit facility. Cascades expects to complete this private placement within the next two weeks.

        These securities have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act.

        This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities in the U.S. or elsewhere, nor will there be any sale of these securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The statements in this press release regarding the timing of the proposed offering and any other future aspects relating to the proposed offering and other statements which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, including, but not limited to, market conditions and the price and market for the securities proposed to be offered.

        Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,400 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades' common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

For further information:	Source:
Mr. Claude Cossette Vice-President, Human Resources Cascades Inc. (819) 363-5151 ccossette@cascades.com	Mr. Robert F. Hall Vice-President, Legal Affairs Cascades Inc. (819) 363-5116 rhall@cascades.com

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Cascades Inc. Announces Plans for an Offering of US$100 million Senior Notes